Mail Stop 3561

August 6, 2009

Mr. Greg Halpern, President & CEO
So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 77338

> **Re:** **So Act Network, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed on July 28, 2009**
> **File No. 333-157738**
>
> **Form 10-K/A**
> **Filed on July 30, 2009**
> **File No. 000-51886**
>
> **Form 10-Q/A**
> **Filed on July 30, 2009**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed July 28, 2009

1. While we note the disclosure that your website is up and running, we continue to note that you refer to this as your preliminary website. Clarify those portions of the website

that are operational and those portions that are still to be developed. Also, please clarify the number of members that you have registered to your website. Lastly, please explain the basis for your expectation to obtain 10,000 new members over the next twelve months.

Financial Statements

General

2.   Please note the financial statement updating requirements of Article 8-08 of Regulation S-X and provide updated consents with any amendment.

Report of Independent Registered Accounting Firms – Webb & Co., F-1

3.   We note that your independent accountants have dated their audit opinion included herein as March 2, 2009. This appears inconsistent with their audit opinion date of March 30, 2009 included in Form 10-K/A filed July 30, 2009. Please advise your independent accountants to reconcile this inconsistency.

Exhibit 23.1 – Consent of Gately & Associates, LLC

4.   We reviewed your response to our prior comment 12. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please obtain a current consent from your predecessor accountant that provides consent to their audit report dated February 25, 2008. This exhibit currently provides consent to include the financial statements, not the audit report.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please feel free to contact Bill Kearns, the primary accounting examiner on this filing, at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. For all other questions, please contact Edwin S. Kim, the primary examiner on this filing, at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Eric M. Stein, Esq.
        Fax: (732) 577-1188